UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 7, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

Partnership between TIM and IHS Brasil for Tower Infrastructure Expansion

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44/21, hereby informs its shareholders, the market in general, and other interested parties that it has entered into a partnership with IHS Brasil – Cessão de Infraestruturas Ltda. (“IHS Brasil”) for the construction and operation of telecommunications towers (“sites”).

The partnership aims to build up to 3,000 units under the MAKE1 model, with an initial minimum deployment of 500 sites. The sites will be distributed across various regions of the country and may be used for both B2C and B2B operations, especially in IoT (Internet of Things) projects in verticals such as agribusiness and highways.

TIM and IHS Brasil already collaborate in other business areas. However, this partnership establishes innovative methods for tower construction and is one of the initiatives under TIM’s Lease Efficiency Plan (“Efficiency Plan”), which has been previously disclosed to the market.

IHS Brasil’s know-how will support TIM by accelerating the restructuring of its mobile coverage evolution strategy, strengthening the development of the B2B segment, and improving the quality of mobile service. Financial gains are expected in lease expenses, with no material impact on TIM’s investment plan (capex).

The Company will keep its shareholders and the market in general informed, pursuant to CVM Resolution No. 44 and applicable legislation, regarding relevant updates related to the Efficiency Plan, which still includes (i) other MAKE model initiatives, (ii) the evolution of the infrastructure sharing project, and (iii) the renegotiation of contracts for towers already deployed.

Rio de Janeiro, October 7, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Diretor de Relações com Investidores

1 The MAKE model refers to the construction of one's own sites with or without the help of third parties/partners in the process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 7, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer